

November 24, 2008

Via Facsimile (011-44-207-696-5455) and U.S. Mail

Jon J. Lyman
Willkie Farr & Gallagher LLP
One Angel Court
London EC2R 7HJ
England

> **Re:** **Wavecom S.A.**
> **Schedule TO-T/A filed on November 19, 2008**
> **Schedule TO-T/A filed on November 24, 2008**
> **SEC File No. 5-50760**

Dear Mr. Lyman:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above, along with the response letter accompanying your filing on November 19, 2008. Our additional comments follow. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated.

1. Refer to comment 5 in our prior comment letter dated November 10, 2008. We note the revised disclosure in Item 6 of the offer materials added in response to that comment. In the amended disclosure, you indicate that if Gemalto acquires shares representing more than 50.01% but less than 95% of Wavecom's total share capital and voting rights, French law does not provide a mechanism to compel the acquisition of the remaining shares. Please discuss the implications of obtaining more than 50.01% but less than 95% of the total share capital and voting rights on your ability to manage the company going forward. For example, does French law provide any rights to remaining Wavecom shareholders? Would this impact your ability to direct management of Wavecom? Please discuss these and any other potential issues, should you consummate the offer at a level of ownership less than 95%.

2. Refer to comment 6 in our prior comment letter. Explain what you mean by the statement that the liquidity mechanism Purchaser may implement after the Offers will be "based on the price offered for the Shares in the Offers." Does this mean the liquidity mechanism will provide the same type and amount of consideration for these securities? Please clarify.

3. Refer to comment 2 above. Provide the same clarification as to the form and amount of consideration that would (or might) be paid to remaining Wavecom shareholders in a squeeze-out.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions